SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

Pamela E. Powers

Executive Vice President, Secretary and Treasurer

Crest Financial Limited

JP Morgan Chase Tower

600 Travis, Suite 6800

Houston, TX 77002

Tel: (713) 222 6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephen M. Gill

Kai Haakon E. Liekefett

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002

Tel: (713) 758 2222

March 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Crest Financial Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Crest Investment Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Jamal and Rania Daniel Revocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Jamal Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Rania Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons DTN LNG, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,623,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,623,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.38%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons DTN Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,173,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,173,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,173,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.46%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Daria Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Thalia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Naia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons John M. Howland
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000
	8	Shared Voting Power 10,173,249
	9	Sole Dispositive Power 23,000
	10	Shared Dispositive Power 10,173,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,196,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.46%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Eric E. Stoerr
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Halim Daniel 2012 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.58%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Halim Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,000
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 200,000
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.61%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Michael Wheaton
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.58%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Uniteg Holding SA
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Mila Hotels International SA
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

1	Names of Reporting Persons Crest Switzerland LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013, there were 699,157,146 shares of Class A common stock outstanding as of March 7, 2013.

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) of Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust (the “Halim Daniel Trust”), Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg Holding SA (“Uniteg”), Mila Hotels International SA (“Mila”) and Crest Switzerland, LLC (“Crest Switzerland” and, together with CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Naia Daniel Trust, Mr. Howland, Mr. Stoerr, the Halim Daniel Trust, Mr. Wheaton, Mr. Halim Daniel, Uniteg, Mila and Crest Switzerland, the “Reporting Persons”) that was filed in respect of Clearwire Corporation (the “Issuer”) on June 1, 2012 and amended by Amendment No. 1 filed on November 7, 2012 (“Amendment No. 1”), Amendment No. 2 filed on December 18, 2012 (“Amendment No. 2”) and Amendment No. 3 filed on March 13, 2013 (“Amendment No. 3”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the third paragraph thereof:

CFL recently engaged the proxy solicitation firm D.F. King & Co., Inc. (“DF King”) to assist CFL in its opposition against the proposed merger of the Issuer with Sprint Nextel Corporation (the “Sprint-Clearwire Merger”).

On March 19, 2013, CFL made a demand to obtain a stockholder list and certain related records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). CFL intends to use this information to communicate with other stockholders of the Issuer regarding the corporate affairs of the Issuer, including, without limitation, the solicitation of proxies regarding the proposed Sprint-Clearwire Merger. A copy of the Demand Letter is attached hereto as Exhibit 2 and is incorporated herein by reference. The description herein of the Demand Letter is qualified in its entirety by reference to the Demand Letter.

On March 20, 2013, CFL issued a press release (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 3. In the Press Release, CFL announces the engagement of DF King and the demand of the Issuer’s stockholder list.

CFL INTENDS TO FILE OTHER DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) REGARDING THE PROPOSED SPRINT-CLEARWIRE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE ISSUER ARE URGED TO READ SUCH OTHER DOCUMENTS REGARDING THE PROPOSED MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS OF THE ISSUER MAY OBTAIN FREE COPIES OF OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC BY CFL AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by restating the first paragraph thereof as follows:

(a) The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 57,653,419 Purchased Shares, representing approximately 8.2% of the outstanding Shares based upon the 699,157,146 Shares stated to be outstanding as of March 7, 2013 according to the Issuer’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on March 12, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004), the Joint Filing Agreement attached hereto as Exhibit 1, the Demand Letter attached hereto as Exhibit 2, the Press Release attached hereto as Exhibit 3, the Press Release attached to Amendment No. 3 as Exhibit 2, the FCC Letter and the Report attached to Amendment No. 3 as Exhibit 3, the Press Release attached to Amendment No. 2 as Exhibit 2, the Stockholder Letter attached to Amendment No. 1 as Exhibit 2 and the Press Release attached to Amendment No. 1 as Exhibit 3, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of March 19, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, Mr. Halim Daniel, Uniteg Holding SA, Mila Hotels International SA and Crest Switzerland, LLC

Exhibit 2	Demand Letter to Clearwire Corporation by Crest Financial Limited dated as of March 19, 2013

Exhibit 3	Press Release by Crest Financial Limited dated as of March 20, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2013

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers

	Title:	Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers

	Title:	Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Jamal Daniel
	Name:	Jamal Daniel

	Title:	Trustee

JAMAL DANIEL

by	/s/ Jamal Daniel
	Name:	Jamal Daniel

RANIA DANIEL

by	/s/ Rania Daniel
	Name:	Rania Daniel

DTN LNG, LLC

by	/s/ Pamela E. Powers

	Name:	Pamela E. Powers

	Title:	Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers

	Name:	Pamela E. Powers

	Title:	Manager, President, Secretary and Treasurer

DARIA DANIEL TRUST

by	/s/ John M. Howland

	Name:	John M. Howland

	Title:	Trustee

THALIA DANIEL TRUST

by	/s/ John M. Howland

	Name:	John M. Howland

	Title:	Trustee

NAIA DANIEL TRUST

by	/s/ John M. Howland

	Name:	John M. Howland

	Title:	Trustee

JOHN M. HOWLAND

by	/s/ John M. Howland

	Name:	John M. Howland

ERIC E. STOERR

by	/s/ Eric E. Stoerr

	Name:	Eric E. Stoerr

HALIM DANIEL 2012 TRUST

by	/s/ Michael Wheaton

	Name:	Michael Wheaton

	Title:	Trustee

HALIM DANIEL

by	/s/ Halim Daniel

	Name:	Halim Daniel

MICHAEL WHEATON

by	/s/ Michael Wheaton

	Name:	Michael Wheaton

UNITEG HOLDING SA

by	/s/ Halim Daniel
	Name:	Halim Daniel

	Title:	President

MILA HOTELS INTERNATIONAL SA

by	/s/ Halim Daniel
	Name:	Halim Daniel

	Title:	President

CREST SWITZERLAND, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers

	Title:	Manager

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of March 19, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, Mr. Halim Daniel, Uniteg Holding SA, Mila Hotels International SA and Crest Switzerland, LLC

Exhibit 2	Demand Letter to Clearwire Corporation by Crest Financial Limited dated as of March 19, 2013

Exhibit 3	Press Release by Crest Financial Limited dated as of March 20, 2013